UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Transaction in Own Shares

1 April 2022

Shell plc (the ‘Company’) announces that on 1 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
01/04/2022	1,200,000	£21.2100	£20.8400	£21.0667	LSE
01/04/2022	800,000	£21.2100	£20.8400	£21.0662	BATS (BXE)
01/04/2022	400,000	£21.2100	£20.8450	£21.0670	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction in Own Shares 010422 (https://ml-eu.globenewswire.com/Resource/Download/7098fb9b-0463-48a2-9190-557237ae36bd)

Transaction in Own Shares

4 April 2022

Shell plc (the ‘Company’) announces that on 4 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
04/04/2022	1,000,000	£21.3600	£21.0250	£21.1774	LSE
04/04/2022	800,000	£21.3600	£21.0300	£21.1780	BATS (BXE)
04/04/2022	600,000	£21.3600	£21.0250	£21.1773	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 040422 (https://ml-eu.globenewswire.com/Resource/Download/92b15094-c899-4419-8a9f-dffd4e829fc9)

Transaction in Own Shares

5 April 2022

Shell plc (the ‘Company’) announces that on 5 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
05/04/2022	1,000,000	£21.3150	£20.9300	£21.1302	LSE
05/04/2022	700,000	£21.3150	£20.9300	£21.1296	BATS (BXE)
05/04/2022	700,000	£21.3150	£20.9300	£21.1295	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 050422 (https://ml-eu.globenewswire.com/Resource/Download/c15fc639-b484-4950-bf31-0038efbd4f09)

Transaction in Own Shares

6 April 2022

Shell plc (the ‘Company’) announces that on 6 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
06/04/2022	1,200,000	£21.4200	£21.2000	£21.3128	LSE
06/04/2022	800,000	£21.4150	£21.1950	£21.3124	BATS (BXE)
06/04/2022	700,000	£21.4150	£21.1950	£21.3122	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction in Own Shares 060422 (https://ml-eu.globenewswire.com/Resource/Download/03e69cf1-7f01-4825-a042-9a7f04961604)

Transaction in Own Shares

7 April 2022

Shell plc (the ‘Company’) announces that on 7 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
07/04/2022	982,950	£21.2200	£20.7800	£20.9969	LSE
07/04/2022	800,000	£21.2300	£20.7850	£21.0148	BATS (BXE)
07/04/2022	700,000	£21.2150	£20.7900	£21.0126	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 070422 (https://ml-eu.globenewswire.com/Resource/Download/5a5a2601-2adf-40be-bd6a-f7d9320ed2aa)

Transaction in Own Shares

8 April 2022

Shell plc (the ‘Company’) announces that on 8 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
08/04/2022	700,000	£21.6750	£21.0550	£21.4392	LSE
08/04/2022	700,000	£21.6750	£21.0550	£21.4535	BATS (BXE)
08/04/2022	600,000	£21.6800	£21.0550	£21.4617	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 080422 (https://ml-eu.globenewswire.com/Resource/Download/f6a708de-67c3-4fed-a1d2-fd7241481271)

Transaction in Own Shares

11 April 2022

Shell plc (the ‘Company’) announces that on 11 April 2022 it purchased the following number of Shares for cancellation.

 Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
11/04/2022	850,000	£21.7600	£21.2950	£21.5270	LSE
11/04/2022	700,000	£21.7600	£21.2850	£21.5270	BATS (BXE)
11/04/2022	600,000	£21.7600	£21.2850	£21.5274	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 110422 (https://ml-eu.globenewswire.com/Resource/Download/f4f0cb23-3379-433c-b9fb-76848f4ae288)

Transaction in Own Shares

12 April 2022

Shell plc (the ‘Company’) announces that on 12 April 2022 it purchased the following number of Shares for cancellation.

 Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
12/04/2022	769,942	£21.7650	£21.2500	£21.5714	LSE
12/04/2022	800,000	£21.7650	£21.2550	£21.5539	BATS (BXE)
12/04/2022	600,000	£21.7650	£21.2550	£21.5542	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Transaction in Own Shares 120422 (https://ml-eu.globenewswire.com/Resource/Download/5c4f91f1-6f0f-481e-9098-792c14c977c8)

Transaction in Own Shares

13 April 2022

Shell plc (the ‘Company’) announces that on 13 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
13/04/2022	850,000	£22.0250	£21.6300	£21.9045	LSE
13/04/2022	800,000	£22.0250	£21.6450	£21.9063	BATS (BXE)
13/04/2022	400,000	£22.0250	£21.6350	£21.9073	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 130422 (https://ml-eu.globenewswire.com/Resource/Download/53f61c10-42a9-4167-af0e-8610f3364914)

Transaction in Own Shares

14 April 2022

Shell plc (the ‘Company’) announces that on 14 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
14/04/2022	850,000	£21.9900	£21.6450	£21.7963	LSE
14/04/2022	800,000	£21.9850	£21.6450	£21.7964	BATS (BXE)
14/04/2022	500,000	£21.9900	£21.6450	£21.7964	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 140422 (https://ml-eu.globenewswire.com/Resource/Download/4031108d-c64e-4731-8606-fff6070d127e)

Transaction in Own Shares

19 April 2022

Shell plc (the ‘Company’) announces that on 19 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
19/04/2022	1,100,000	£22.5900	£22.0050	£22.3651	LSE
19/04/2022	600,000	£22.5900	£22.0000	£22.3619	BATS (BXE)
19/04/2022	400,000	£22.5850	£22.0050	£22.3635	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 190422 (https://ml-eu.globenewswire.com/Resource/Download/8a878e6f-4e47-4ce9-8cfc-cbd0a0c3921c)

Transaction in Own Shares

20 April 2022

Shell plc (the ‘Company’) announces that on 20 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
20/04/2022	1,100,000	£22.3600	£22.0450	£22.1999	LSE
20/04/2022	600,000	£22.3600	£22.0500	£22.2001	BATS (BXE)
20/04/2022	400,000	£22.3650	£22.0500	£22.2005	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 200422 (https://ml-eu.globenewswire.com/Resource/Download/afce8bfd-0b15-4cf0-9baf-2d6c1ff00a96)

Transaction in Own Shares

21 April 2022

Shell plc (the ‘Company’) announces that on 21 April 2022 it purchased the following number of Shares for cancellation.

 Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
21/04/2022	1,100,000	£22.3300	£22.0100	£22.1543	LSE
21/04/2022	600,000	£22.3250	£22.0100	£22.1540	BATS (BXE)
21/04/2022	400,000	£22.3300	£22.0100	£22.1541	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Transaction in Own Shares 210422 (https://ml-eu.globenewswire.com/Resource/Download/865bd9fb-2755-428d-9185-9d7ea7649948)

Transaction in Own Shares

22 April 2022

Shell plc (the ‘Company’) announces that on 22 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
22/04/2022	1,100,000	£22.2100	£21.8500	£21.9942	LSE
22/04/2022	600,000	£22.2100	£21.8500	£21.9953	BATS (BXE)
22/04/2022	400,000	£22.2100	£21.8500	£21.9963	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Transaction in Own Shares 220422 (https://ml-eu.globenewswire.com/Resource/Download/863cb389-631f-40ce-a522-4d2ee3c99764)

Transaction in Own Shares

25 April 2022

Shell plc (the ‘Company’) announces that on 25 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
25/04/2022	1,200,000	£21.4600	£20.7100	£21.0191	LSE
25/04/2022	600,000	£21.4500	£20.7100	£21.0430	BATS (BXE)
25/04/2022	400,000	£21.4550	£20.7150	£21.0433	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Transaction in Own Shares 250422 (https://ml-eu.globenewswire.com/Resource/Download/3696bb15-278a-4c66-bc02-9996e5e62ea3)

Transaction in Own Shares

26 April 2022

Shell plc (the ‘Company’) announces that on 26 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
26/04/2022	1,000,000	£21.4650	£20.6150	£20.9235	LSE
26/04/2022	600,000	£21.5200	£20.6150	£20.9242	BATS (BXE)
26/04/2022	400,000	£21.4300	£20.6200	£20.9239	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Transaction in Own Shares 260422 (https://ml-eu.globenewswire.com/Resource/Download/025069c0-fbda-42d7-9536-599c390051a8)

Transaction in Own Shares

27 April 2022

Shell plc (the ‘Company’) announces that on 27 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
27/04/2022	1,000,000	£21.4750	£21.0300	£21.2789	LSE
27/04/2022	600,000	£21.4750	£21.0300	£21.2795	BATS (BXE)
27/04/2022	400,000	£21.4750	£21.0300	£21.2792	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Transaction in Own Shares 270422 (https://ml-eu.globenewswire.com/Resource/Download/078b36ca-2ce0-44bf-b750-ed474280781c)

Transaction in Own Shares

28 April 2022

Shell plc (the ‘Company’) announces that on 28 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
28/04/2022	1,000,000	£21.8750	£21.1900	£21.6834	LSE
28/04/2022	600,000	£21.8750	£21.1900	£21.6818	BATS (BXE)
28/04/2022	400,000	£21.8750	£21.2000	£21.6821	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Transaction in Own Shares 280422 (https://ml-eu.globenewswire.com/Resource/Download/bbcf1737-695a-4231-b916-297ab8754b1e)

Transaction in Own Shares

29 April 2022

Shell plc (the ‘Company’) announces that on 29 April 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
29/04/2022	1,000,000	£21.9750	£21.6050	£21.7832	LSE
29/04/2022	600,000	£21.9750	£21.6000	£21.7834	BATS (BXE)
29/04/2022	400,000	£21.9650	£21.6050	£21.7824	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Transaction in Own Shares 290422 (https://ml-eu.globenewswire.com/Resource/Download/7e4547b5-07ac-4c4c-826e-373117422285)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 5, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary